Exhibit 99.1

Constellium Announces Settlement of Cash Tender Offer For Any and All of its Outstanding 6.625% Senior Notes due 2025

Paris, February 24, 2021 – Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) today announced the settlement of its cash tender offer announced on February 9, 2021 (the “Tender Offer”) to purchase any and all of its outstanding 6.625% Senior Notes due 2025 (the “Notes”).

Pursuant to the terms of the Tender Offer, the Company’s offer to pay the tender offer consideration expired at 5:00 p.m., New York City time, on February 19, 2021 (the “Expiration Time”). Based on final information provided to the Company by D.F. King, the tender agent and information agent for the Tender Offer, $165,681,000 in aggregate principal amount of the Notes were validly tendered (and not validly withdrawn) at or prior to the Expiration Time.

The Company has accepted all of the Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time. Settlement of the Tender Offer was completed by the Company as of February 24, 2021 (the “Settlement Date”) on the terms set forth below.

ISIN, CUSIP / Common Code	Outstanding Principal Amount	Title of Security	Consideration*	Aggregate Principal Amount Validly Tendered and Not Validly Withdrawn**
US210383AF21, 210383AF2 144A / USN22038AD03, N22038AD0 Reg S	$650,000,000	6.625% Senior Notes due 2025	$1,018.25	$165,681,000

*

Per $1,000 principal amount of the Notes. Tendering Holders will also receive accrued and unpaid interest to, but not including, the Settlement Date (as defined below) for the Notes purchased pursuant to the Tender Offer.

**

Includes $0 aggregate principal amount of Notes tendered pursuant to guaranteed delivery procedures, which securities were required to be delivered by 5 p.m. New York City time, on February 23, 2021 as set forth in the Offer to Purchase referenced below.

Concurrently with the commencement of the Tender Offer, the Company called for redemption, subject to certain conditions, of all of the outstanding Notes (the “Redemption”). The redemption price for the Notes is 101.656% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date of March 11, 2021. Substantially concurrently with the consummation of the Tender Offer, the Company satisfied and discharged the indenture governing the Notes by depositing with the trustee cash sufficient to pay the redemption price of the Notes not purchased on the Settlement Date pursuant to the Tender Offer (the “Satisfaction and Discharge”).

As previously announced, the Company made the Tender Offer in connection with its offering of $500 million aggregate principal amount of 3.750% Sustainability-Linked Senior Notes due 2029 (the “Notes Offering”). The Notes Offering closed on February 24, 2021.

The Company has retained Deutsche Bank Securities Inc. to act as dealer manager in connection with the Tender Offer. Questions may be directed to Deutsche Bank Securities Inc. collect at (212) 250-7527 or toll free at 855-287-1922. The Offeror has retained D.F. King & Co., Inc. to act as the information agent and tender agent for the Tender Offer. Questions and requests for additional documents may be directed to D.F. King at (866) 829-0135 (toll free) or (212) 232-3233 or by email: cstm@dfking.com. Copies of the Offer to Purchase relating to the Tender Offer, dated as of February 9, 2021 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) are available at the following web address: www.dfking.com/cstm.

Neither the Offer to Purchase, the Notice of Guaranteed Delivery, nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase, the Notice of Guaranteed Delivery, or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This press release shall not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Tender Offer, the Redemption, the Satisfaction and Discharge, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.